Shelter Properties V Limited Partnership

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

November 30, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Jessica Barberich and Ms. Kristi Marrone

Re:      Shelter Properties V Limited Partnership

            Form 10-K for the year ended December 31, 2008

            Forms 10-Q for the quarters ended March 31 and June 30, 2009

            File No. 000-11574

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Shelter Properties V Limited Partnership (the “Partnership”), in a letter dated November 13, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.      Comment:  Please revise the title of the non-GAAP liquidity measure “net cash used in operations” in future filings in order to distinguish it from the similarly titled GAAP financial measure.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:  The Partnership Agreement provides for partners to receive distributions from the net proceeds of the sales of properties, the net proceeds from refinancing and net cash from operations, as those terms are defined in the Partnership Agreement.  The Partnership Agreement also requires that the limited partners be furnished with a statement of net cash from operations.  To satisfy this requirement, the Partnership has included the reconciliation of net cash provided by operating activities to net cash from operations as such term is defined in the Partnership Agreement and the related discussion of this non-GAAP measure in the Liquidity and Capital Resources section within Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In all future filings, the Partnership will revise the title of the non-GAAP liquidity measure from “Net cash used in operations” to “Net cash used in operations – (as defined in the Partnership Agreement).”

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

Shelter Realty V Corporation as the corporate general partner of Shelter Properties V Limited Partnership